MORGAN STANLEY FUND OF FUNDS

Item 77.C.     Matters Submitted to a Vote of Security Holders  -
August 16, 2004

      Approval of a Plan of Liquidation and Dissolution pursuant to which the assets of the Morgan Stanley Fund of Funds - International Portfolio will be liquidated, known liabilities satisfied and remaining proceeds distributed to Shareholders.

For:    3,568,059.864       Against:   152,307.504       Abstain:
304,087.534